July 26, 2005

      Mail Stop 4561

Norwood H. Davis, III
President and Chief Executive Officer
TRX, Inc.
6 West Druid Hills Drive
Atlanta, Georgia 30329

Re:	TRX, Inc.
      Amendment No. 3 to Form S-1
      Filed on July 11, 2005
      File No. 333-124741

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.









Risk Factors, page 8
1. We note your response to comment 5, which states that you currently have no borrowings outstanding under your credit facility.
Disclosure under "Liquidity and Capital Resources," however, indicates that you had approximately $5.5 million outstanding under the credit facility at March 31, 2005. To the extent you have borrowings outstanding under this facility, please include a risk factor disclosing that your growth may be limited by the restrictions you are subject to under that facility. Alternatively, please confirm that you have repaid all amounts outstanding under the facility.

Selected Consolidated Financial Data, page 26

2. We note that you use Adjusted EBITDA to determine performance-based cash compensation (footnote (1)) and that you believe that non-cash stock compensation does not impact your ability to generate cash flows (footnote (b)). This disclosure appears to be inconsistent with your presentation of Adjusted EBITDA as a performance measure rather than a liquidity measure. Please reconcile this apparent conflict.

3. We note your response to our previous comment 6. You removed the reference to the credit facility however you state that Adjusted EBITDA is the most comparable financial measure that is readily available to investors to evaluate your compliance with your financial covenants. Please remove this disclosure as well.

4. We note your response to our previous comment 9. Please revise to clarify whether you currently anticipate incurring restructuring charges in the future other than those already disclosed.

5. Please revise footnotes (b) and (c) to disclose why you believe it is probable that the financial impact of non-cash stock compensation expense and restructuring charges will become immaterial within a near-term finite period. Please disclose the expected timing and the amounts of those charges.

6. Please refer to question eight of the Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures dated June 13,
2003
and revise to include the following disclosures:
* The economic substance behind management`s decision to use the measure;
* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and
* The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Managements Discussion and Analysis of Financial Condition and
Results of Operations, page 29

Liquidity and Capital Resources, page 37
7. We note that you will convert your convertible notes and accrued interest into common stock immediately prior to closing of this offering. Please revise the disclosure to clarify whether the conditions you have described - offering price at least $11.00 and closing on or before September 30, 2005 - will apply to the conversion of both principal and accrued interest or just accrued interest. Also, please describe your obligations under these notes and the source of payments if the conditions are not met. Provide similar clarification throughout the document where you discuss conversion of the notes.

Clients and Partners, page 49
8. We note that a number of the clients you have listed accounted for less than one percent of total revenues for 2004. Characterizing these companies as your largest clients, however, may suggest that they represent a significant portion of your revenues. For clarity, please remove from the list any clients that represent less than one percent of total revenues, or provide additional narrative disclosure that describes the actual significance of these clients to your business. Also, please clearly state that none of your clients other than Expedia and its affiliates accounted for more than 10% of revenues in 2004.

Principal and Selling Stockholders, page 74
9. Please confirm that you will include the amounts being offered by each of the selling shareholders in the prospectus that you circulate to prospective investors.

Warrants, page 76
10. Amendment No. 1 to Form S-1 states that upon completion of the offering you will have outstanding warrants to purchase shares of your common stock representing 2.0% of your shares outstanding after this offering.  This amendment states that warrants represent 1%
of
the shares outstanding after this offering.  Please tell us why the
warrants to purchase shares of your common stock were reduced by
1.0%
of your shares outstanding after this offering.






11. Amendment No. 1 to Form S-1 states that the warrants expire on dates ranging from July 24, 2005 to November 16, 2011. The current amendment states that the warrants expire on July 24, 2005.
Please
tell us the reason for the change in the expiration dates. Also, if all the warrants expired on July 24, 2005, please tell us how any warrants would be outstanding after that date and why you would be required to repurchase any warrants after that date.

Unaudited Consolidated Financial Statements

Note 1 Accounting and Reporting Policies, page F-26

Unaudited Pro Forma Information, page F-29

12. Please expand this note, and elsewhere in the filing, to disclose how you will account for the repurchase of the warrants from Sabre and the basis in GAAP for this accounting. Also, disclose any expected effect of this transaction on the results of operations.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director


cc:	Jeffrey K. Haidet, Esq. (via facsimile)
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Norwood H. Davis, III
TRX, Inc
July 26, 2005
Page 1